                     U.S. SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS


        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                NUTRACEUTIX, INC.
                 (Name of Small Business Issuer in its charter)



           Delaware                                      91-1689591
------------------------------              ----------------------------------
(State of other jurisdiction of            (I.R.S. Employer Identification No.)
 incorporation or organization)


             8340 154th Avenue Northeast, Redmond, Washington 98052
             -------------------------------------------------------
              (Address of principal executive offices) (zip code)


Issuer's telephone number, (425) 883-9518
                           --------------

Securities to be registered under Section 12(b) of the Act:

      Title of each class                        Name of each exchange on which
      to be so registered                        each class is to be registered

         - None -                                             - None -
------------------------------                   -------------------------------

------------------------------                   -------------------------------


Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 par value
       ------------------------------------------------------------------
                                (Title of class)


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                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

(a) BUSINESS DEVELOPMENT

           Nutraceutix, Inc. (the "Company") was incorporated on October 12, 1994 in Delaware as Caddy Systems, Inc. ("CSI"). On April 6, 1995, (the "Exchange Date") pursuant to an agreement between the Company and shareholders of Bio Techniques Laboratories, Inc., a Washington corporation ("BTL"), the Company issued 11,423,161 shares of common stock in exchange for the issued and outstanding shares of common stock of BTL. The holders of approximately 1% of BTL stock elected to exercise their dissenters rights under the laws of the State of Washington and were paid the fair value of their stock. To date approximately 96% of BTL stock has been exchanged and the holders of a remaining 3% of BTL stock have not yet tendered their shares.

           On the Exchange Date, the Company's Certificate of Incorporation was amended to change its name to "Nutraceutix, Inc.", to increase its authorized capital to 30,000,000 shares of common stock, par value $0.001, and 5,000,000 shares of preferred stock, par value $0.01, issuable as authorized by the Board of Directors and to effect a one-for-five reverse split of the Company's previously outstanding shares to 1,740,688 shares of common stock.

           The Company currently operates as Nutraceutix, Inc. dba Bio Techniques Laboratories, Inc. Unless the context indicates otherwise, references hereinafter to "the Company" includes both Nutraceutix, Inc. and Bio Techniques Laboratories, Inc. The Company's principal place of business is 8340 154th Avenue N.E., Redmond, Washington, 98052, and its telephone number at that address is (425) 883-9518.

           BTL was incorporated on May 11, 1983 as "Biotechnics, Inc.," and conducted business under that name until October 29, 1984, when its name was changed to "Bio Techniques Laboratories, Inc." Since its inception, BTL has been a biotechnology company in the business of developing and producing nutraceuticals, which are natural, nutritional, biologically active materials formulated to provide specific health and productivity benefits to humans and animals. BTL was initially capitalized with a private investment of $7 million, which it used to construct a research and production facility, develop experience in the research, production and sales of nutraceuticals and other natural products, commence the development of nutraceuticals and obtain intellectual property rights in many of these products. In 1987, BTL developed its first nutraceutical, COBACTIN(R) microbial feed additive, a strain of the bacteria Lactobacillus acidophilus, which promotes feed efficiency and the natural growth of beef cattle in feedlots. In 1987, BTL received a $2.2 million investment from Central Soya Corporation (now Consolidated Nutrition LC), which was used to develop Lactobacillus acidophilus applications for swine and poultry. In recent years BTL has begun to focus on the development, production and sale of natural foods and nutritional food additives for human consumption.


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(b) BUSINESS OF THE COMPANY

GENERAL

           Nutraceutix, Inc. is a developer and manufacturer of nutraceutical based health supplements. Its branded products for the animal feed industry are COBACTIN(R) microbial feed additives and BIOPOWER(R) silage inoculant. Its branded human health supplement products are BIOPOWER(R) Health Supplements. The Company also provides private label manufacturing of health supplements for other health supplement product companies, "private label" and food ingredient pre-mixes for food companies.

           Nutraceuticals are biologically active materials, derived from plant, microbial or animal sources, which are formulated to provide specific health and productivity benefits for humans and animals including, but not limited to, pharma foods, functional foods, fermented foods, phytochemicals, microbial feed additives, probiotics, herbal products, vitamins and health supplements.

           Prior to 1995, the Company focused solely on the manufacture and sale of nutraceutical based products for the agricultural market. Since 1995, the Company added nutraceutical based health supplements for the human health market. In 1997, the Company installed a fully automated production line at its encapsulating, tableting, bottling and labeling facility in Lafayette, Colorado for the private label manufacture of health supplements and acquired a license for the United States patent pertaining to the use of glucarate salts and their derivatives for the nutritional support of the body's mechanism for ridding itself of carcinogens. The Company has also acquired a license for formulas which incorporate glucarate salts for lung, breast and prostate health.

           Although many of the ingredients in the Company's products are vitamins, minerals, herbs and other substances for which there is a long history of human consumption, some of the Company's products contain innovative ingredients such as the glucarate salt, Calcium D-glucarate. While the Company believes all of its products to be safe when taken as directed there is little long-term experience with human consumption of certain of these innovative product ingredients in concentrated form. Accordingly, no assurance can be given that the Company's products, even when used as directed, will have the effects intended. Although the Company tests the formulation and production of its products to ensure that they are safe when consumed as directed, they have not sponsored clinical studies on the long-term effect of human consumption.

PRINCIPAL PRODUCTS AND SERVICES

CALCIUM D-GLUCARATE

           In July of 1997, the Company and BioChemix, Inc. ("BioChemix") an unaffiliated privately held company, signed a definitive agreement for the exclusive licensing to Nutraceutix of certain patent rights pertaining to the use of glucarate salts and their derivatives in a sustained release form specifically for the nutritional support of one of the body's major mechanisms for ridding itself of carcinogens, a process referred to as glucuronidation. The Company and BioChemix have also signed an agreement for the exclusive licensing of certain formulas which contain vitamins, minerals, herbal extracts and antioxidant formulations which incorporate Calcium D-glucarate for



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lung, breast and prostate health. BioChemix is a technology transfer company whose principals developed and patented the applications of glucarate salts at the Science Park of the University of Texas, MD Anderson Cancer Center and these principals are now at the AMC Cancer Center in Denver, Colorado.

           Conjugation is one of the body's most important and natural protective mechanisms for dealing with carcinogens. Conjugation with glucuronic acid (i.e. glucuronidation) is a major conjugation pathway in the tissues of vertebrates. The resulting conjugates can be readily excreted in the bile and urine.

           The conjugation of carcinogenic compounds with glucuronic acid is referred to as glucuronidation. The reverse action is referred to as de-glucuronidation and is mediated by the enzyme Beta glucuronidase. Glucarate salts are potent inhibitors of Beta glucuronidase and the de-glucuronidation reaction. An appropriate concentration of glucarate salts has been shown to inhibit this reverse reaction, thus preventing the reactivation of conjugated carcinogens due to de-glucuronidation. The inhibition of de-glucuronidation with glucarate salts has been shown to significantly reduce cancer in animal models exposed to chemical carcinogens. The specific glucarate salt to be developed into a lung, breast and prostate health product is Calcium D-glucarate. There have been no definitive clinical human trials proving the efficacy of Calcium D-glucarate in cancer prevention in humans.

           Glucuronic acid is found in low concentrations in humans and animals which are natural constituents of certain fruits and vegetables, possibly contributing to the well known association of fruit and vegetable intake with reduced cancer risk. No toxic effects have been demonstrated with Calcium D-glucarate. The FDA requires no extended approval for use as a nutritional supplement.

           The market for a new health supplements containing Calcium D-glucarate is difficult to estimate. The Company is targeting individuals at higher than average risk of developing lung, breast and prostate cancer. Within the U.S. alone there are an estimated 40 million smokers, and an estimated equal number of ex-smokers. The American Cancer Society estimates that in 1998, 175,000 Americans will die from lung cancer. Cigarette smoking and the use of other tobacco products are major causes of cancers of the lung, oral cavity, larynx and esophagus. These tobacco products are also contributing factors to the development of cancers of the bladder, kidney and pancreas. In addition, leukemia, breast and prostate cancers have been associated with the use of tobacco products. Even though the users of tobacco products are at serious cancer risk, there is no guarantee that these individuals will use glucarate based products.

           The Company believes that there is a market for Calcium D-glucarate due to the concerns about cancer risks and recognition of the link between smoking and lung cancer and women's concerns regarding breast cancer. Risk factors for breast cancer such as family history, age of pregnancy and lifestyle have been identified and are known in the general population; the Company believes that women with these risk factors are potential consumers of these products, but has no sales history with glucarate based products to substantiate this belief.

           To date, the marketing, sales and distribution of the Company's health supplements containing Calcium D-glucarate for ex-smokers and for breast health products has been the responsibility of Weider Nutrition International, an unaffiliated public company. On May 13, 1998,

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the Company signed a sublicensing agreement with Rexall Showcase International, a subsidiary of Rexall Sundown, an unaffiliated public company, for the distribution of products containing glucarate for breast and prostate health through network multi-level marketing channels. The Company anticipates adding additional revenue and royalty generating agreements through future sublicenses.

           The Company plans to provide Calcium D-glucarate on a selective private label basis to other marketers of health supplements and directly to the public via the Internet under the Company's BIOPOWER(TM) brand. As a nutritional supplement, limited claims can be made as to results. The Company cannot estimate the effect of these limitations on the sales potential of the product.

NUTRACEUTICAL BASED HEALTH SUPPLEMENTS FOR THE AGRICULTURAL MARKET

           The Company has two primary agricultural product lines which it manufactures and sells: (1) lactobacillus products which, independent field trials demonstrate, enhance feed efficiency in feedlot cattle and (2) silage inoculum which, independent field trials demonstrate preserves the nutritional value of stored forages.

           The Company's silage inoculants, which are offered on an original equipment manufacturer ("O.E.M") basis and under the BIOPOWER(R) silage inoculant brand, aid in the natural fermentation of cut forages for storage in silos and bunkers, preserving nutrients by decreasing the occurrence of unwanted spoilage organisms.

           The Company's lactobacillus based microbial feed additive products are marketed under Bio Techniques Laboratories in agriculture under the following trademarks:

           COBACTIN(R), COBACTIN(R) II, COBACTIN PLUS(R) microbial feed additives for commercial feedlot cattle. These products have been demonstrated in independent field trials to increase feed efficiency in feedlot cattle.

           COBACTIN(R), COBACTIN(R) II microbial feed additive for dairy cows have been demonstrated in independent field trials to an increase milk production.

           COBACTIN(R) microbial feed additive for poultry has been demonstrated in independent field trials to increase feed efficiency in poultry.

           These COBACTIN products are the result of ten years of research by Bio Techniques Laboratories, Inc. aimed at the development of proprietary microbial feed supplements designed to enhance animal feed efficiency. This product line is based on the premise that animal nutrition, particularly in ruminant animals, requires the presence of positive bacteria in the animal's digestive tract.

           COBACTIN(R) microbial feed additive is a living Lactobacillus acidophilus culture, preserved to provide a stable blend of genetically selected lactic acid bacteria for feedlot and dairy cattle and poultry. Over the past ten years, COBACTIN(R) for cattle has undergone over 22 independent university and research institute field tests to determine its efficacy in cattle. These field trials have repeatedly shown that COBACTIN(R) microbial feed additive increases feed efficiency. Comparable results have been demonstrated for dairy cows and poultry.

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           The Company received two patents on the bacterial strain BT1389(TM)
of Lactobacillus acidophilus used in COBACTIN(R) II microbial feed additive. The Company formulated COBACTIN(R) PLUS, which the Company believes offers numerous product stabilization advantages. COBACTIN(R) PLUS is composed of BT1389(TM) lactobacillus strain, with a stabilizer designed for extended shelf life. COBACTIN PLUS(R) accounts for the majority of the Company's animal health sales. The products use has been historically limited to large cattle feedlots and large dairies which blend their own feed and have the equipment and expertise to deliver COBACTIN into the feed daily. Even though COBACTIN has been shown effective in poultry, difficulties with the daily blending of the product has curtailed sales in the poultry industry.

           In the cattle feedlot market, the Company has two primary competitors, Biotal and Nutrition Physiology.

NUTRACEUTICAL BASED HEALTH SUPPLEMENTS FOR THE HUMAN HEALTH MARKET

           Specific nutraceuticals have been shown to affect bodily functions in targeted ways, such as by reducing tension (St. John's Wort) or by lowering cholesterol (Calcium D-glucarate, soy extracts) and assisting in sleep (Valerian). The active ingredients in nutraceuticals may include complex mixtures of organic molecules, small molecules, oligosaccharides, lactic acid bacteria, fungi, minerals and other microbial secondary metabolites. Lactobacillus acidophilus cultures are classic nutraceuticals which have long been components of yogurt and fermented food. Published literature has shown lactic acid bacteria to exert positive gastrointestinal health benefits beyond their nutritional value. The Company has developed a proprietary tableting technology for the delivery of lactic acid bacteria in a health supplement form.

           The Company believes that the market for nutraceuticals will continue to grow because of an ever increasing, longer-lived aging population. Medical challenges associated with aging such as chronic diseases, allergy, inflammation, cancer, and thrombotic diseases, will most likely cause an even greater emphasis on health care delivery. The development and identification of new nutraceutical products and markets may require combining interdisciplinary technologies, including plant science, microbiology, biochemistry and nutrition. Among the non-proprietary health supplement products manufactured by the Company are capsules, tablets and pre-mixes containing multi-vitamins and single vitamins, such as Vitamin C and Vitamin E, herbs such as Ginseng, Ginkgo, antioxidants, Echinacea, St. John's Wort and enzymes and positive lactic acid bacteria.

MANUFACTURING

           Animal Health Products.

           The Company manufactures microbial products for several companies on a private label and O.E.M. basis at its fermentation plant located at its corporate headquarters in Redmond, Washington as well as its own COBACTIN and BIOPOWEr branded products. These products include inoculum, feed and food additives and microbial based supplements. The Company has over 12 years of experience in microbial fermentation, and holds patents relating on a proprietary strain of Lactobacillus acidophilus and preservation technologies


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           Private Label Heath Supplement Manufacturing.

           The Company manufactures capsules, tablets, powdered drink mixes and microbial products for more than twenty companies which market these products under their own brand names. Many of these are non-proprietary products.

           The Company also manufactures products which incorporate its proprietary technology. This would include health supplements which incorporate Calcium D-glucarate, Lactobacillus acidophilus strains developed by the Company or Lactobacillus acidophilus products manufactured employing the Company's proprietary LIVEBAC(R) caplet process.

           The LIVEBAC(R) process is a tableting technology which results in extended shelf-life of tablets or caplets containing lactic acid bacteria. Lactic acid bacteria such as Lactobacillus acidophilus must be alive to produce a positive health effect. Caplets or tablets of Lactobacillus acidophilus made using the LIVEBAC(R) process display a greater than 12 month viability and shelf-life.

           The Company manufactures private label health supplements at its encapsulating, tableting, bottling and labeling facility in Lafayette, Colorado.

           The Company has several substantial competitors in the private label manufacture of health supplements. These competitors include: Montana Naturals, Chemins, and Pacific Nutritional.

           The Company has several substantial competitors in the manufacture of lactic acid bacteria for inclusion in silage inoculum and feed additives. These competitors include Chris Hansen, Rhone-Poulenc and Lallemand.

MARKETING, SALES AND DISTRIBUTION

           Animal Health Products. The Company relies on independent sales representatives to sell and service customers of its animal health products. The Company also markets and sells O.E.M. and private label silage inoculum directly to branded companies in agriculture. In June of 1998, the Company hired a sales manager for agricultural products.

           Human Health Products. The Company has three marketing/customer service personnel dedicated to selling the Company's services and proprietary products and technologies to branded companies in the health supplement industry. Customers such as Weider Nutrition International markets the Company's ingredients such as Calcium D-glucarate and LIVEBAC(R) Lactobacillus acidophilus in their private label products to health food and mass merchant retail outlets.

           The Company began the sale of its own branded health supplements exclusively via the Internet under the BIOPOWER(R) health supplement brand. The Company does not view the Internet as a substantial market today, and provides these products primarily as a service to shareholders and employees as a source of information pertaining to customer preferences.

           The Company's primary businesses, health supplements and animal feed additive manufacture, have a seasonality generally reflective in lower third quarter product orders due to seasonal low retail health supplement sales and reduced cattle in feedlots.

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STATUS OF PUBLICLY ANNOUNCED NEW PRODUCTS

           Health supplements incorporating Calcium D-glucarate are being exclusively marketed to the retail consumer by Weider Nutrition International, Inc. Weider is marketing a Breast Health formula under the SCHIFF(TM) label to health food stores and Ex-Smokers formula under their NUSTART(TM) label to the mass merchants. These products were first shipped to Weider's warehouse in April.

           The Company plans to ship glucarate based products to Rexall Showcase in July, 1998.

EFFECT OF UNFAVORABLE PUBLICITY

           The Company believes the nutritional supplement market is affected by national media attention regarding the consumption of nutritional supplements. There can be no assurance that future scientific research or publicity will be favorable to the nutritional supplement market of any particular product, or consistent with earlier research or publicity. Future reports of research that are perceived as less favorable or that question such earlier research could have a material adverse effect on the Company. Because of the Company's dependence upon consumer perceptions, adverse publicity associated with illness or other adverse effects resulting from the consumption of the Company's products or any similar products distributed by other companies could have a material adverse impact on the Company. Such adverse publicity could arise even if the adverse effects associated with such products resulted from failure to consume such products as directed. In addition, the Company may not be able to counter the effects of negative publicity concerning the efficacy of its products.

DEPENDENCE ON NEW PRODUCTS

           The Company believes its ability to grow in its existing markets is partially dependent upon its ability to introduce new and innovative products into such markets. Although the Company seeks to introduce additional products each year in its existing markets, the success of new products is subject to a number of conditions, including developing products that will appeal to customers and comply with existing regulations at the time of introduction. There can be no assurance that the Company's efforts to develop innovative new products will be successful, that customers will accept new products, or that the Company will obtain regulatory approvals of such new products, if required. In addition, no assurance can be given that new products currently experiencing strong popularity and rapid growth will maintain their sales over time.

COMPETITION

           The animal and human nutritional supplement industries are highly competitive. The Company is a relatively new entry into the human health supplement market. Numerous companies compete directly in the development, manufacture and marketing of nutritional supplements. Increased competition could have a material adverse effect on the Company, as competition may have far greater financial and other resources available to them and possess extensive manufacturing, distribution and marketing capabilities far greater than those of the Company.


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           To secure a competitive advantage, the Company relies on certain patents and trade secrets to protect its proprietary technology. The Company has two patents relating to microbial products, two patents relating to the application and/or delivery of microbials and a license to sell health supplement products using a patent on the use of Calcium D-glucarate.

           Although all employees sign confidentiality agreements, there is no guarantee either that trade secrets won't be shared with competitors or that the Company could enforce these agreements. Such disclosures, if made, could negatively affect the Company's competitiveness.

SOURCES AND AVAILABILITY OF RAW MATERIALS AND PRINCIPAL SUPPLIERS

           The Company obtains all its raw materials for the manufacture of its products from other sources. The Company generally does not have contracts with any entities or persons committing such suppliers to provide the materials required for the production of its products, with the exception of the glucarate salt, Calcium D-glucarate. There can be no assurance that suppliers will provide the raw materials needed by the Company in the quantities requested or at a price the Company is willing to pay. Because the Company does not control the actual production of these raw materials, it is also subject to delays caused by interruption in production of materials based on conditions not wholly within its control. The inability of the Company to obtain adequate supplies of raw materials for its products at favorable prices, or at all, as a result of any of the foregoing factors or otherwise, could have a material adverse effect on the Company.

           The Company has an agreement with BioChemix for the supply of Calcium D-glucarate. Management expects BioChemix to be able to supply sufficient glucarate for the health supplement market. However, Nutraceutix has no direct control over BioChemix and any interruption in supply of glucarate could adversely effect the revenues of the Company.

DEPENDENCE ON SIGNIFICANT CUSTOMERS

           The Company was dependent on seven (7) companies for approximately 67% of its 1997 revenues. The Company's largest customers, Odwalla, Inc. and Bio Sales, Inc. accounted for approximately 12% and 11% respectively, of net sales in fiscal 1997 and 25% and 11% respectively, of net sales in fiscal 1996. The Company has five other major customers, each of which produced sales of between 5% and 10% of the Company's net sales in fiscal 1997 and, collectively, accounted for approximately 44% of net sales in fiscal 1997.

           The loss of Odwalla or Bio Sales as a customer, the loss of a significant number of other major customerS, or a significant reduction in purchase volume or financial difficulty of such customers, for any reason, could have a material adverse effect on the Company's results of operations and its financial condition. There can be no assurance that Odwalla and or Bio Sales will continue as major customers of the Company .

INTELLECTUAL PROPERTY

           The Company currently holds two U.S. and one Canadian patent pertaining to COBACTIN(R) feed additives, two U.S. patents related to the dispensing of microbial cultures and one licensed patent pertaining to Calcium D-glucarate. These patents are listed below.


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

                                            U.S. Patents Issued

           U.S. NO. 5,179,020                                 ANTIBIOTIC RESISTANT STRAIN OF LACTOBACILLUS ACIDOPHILUS
           Issue Date:                                        January 12, 1993
           Strain:                                            Bio Techniques No. BT1389
                                                              ATCC No. 55221
           Inventor:                                          R. E. Herman, D. R. Ware and J. E. Clarke
           Expiration:                                        September 19, 2011

           U.S. NO. 5,256,425                                 ANTIBIOTIC RESISTANT STRAIN OF LACTOBACILLUS ACIDOPHILUS
           Issue Date:                                        October 26, 1993
           Strain:                                            Bio Techniques No. BT1389
                                                              ATCC No. 55221
           Inventor:                                          R. E. Herman, D. R. Ware and J. E. Clarke
           Expiration:                                        September 19, 2011

           U.S. NO. 5,139,792                                 METHOD AND SYSTEM FOR DISPENSING LIVE BACTERIA INTO
                                                              ANIMAL FEED AND DRINKING WATER
           Issue Date:                                        August 18, 1992
           Inventors:                                         D. R. Ware, R. E. Herman and L.A. Walter
           Expiration:                                        September 9, 2010

           U.S. NO. 5,358,145                                 DISPENSER FOR DELIVERING MICRO-INGREDIENTS FROM CARTRIDGES
           Issue Date:                                        October 25, 1994
           Inventor:                                          S. H. Smith, et al
           Expiration:                                        September 19, 2011

                                          Foreign Patents Issued

           CANADIAN NO. 1,298,799                             STRAINS OF LACTOBACILLUS ACIDOPHILUS
           Issue Date:                                        April 14, 1992
           Inventors:                                         Manfredi, Eugene T., U.S.A.
                                                              Miller, Robert E., U.S.A.

                              Licensed to Nutraceutix, Inc. by BioChemix, Inc.

           U.S. NO. 4,845,123                                 REDUCTION IN VIVO OF THE INAPPROPRIATE LEVELS OF
                                                              ENDOGENOUS AND ENVIRONMENTAL - DERIVED COMPOUNDS BY
                                                              SUSTAINED-RELEASE INHIBITORS OF B-GLUCURONIDASE.
           Issue Date:                                        July 4, 1989
           Inventors:                                         Zbigniew Walaszek, Malgorzata Hgnausek-Walaszek, Thomas
                                                              E. Webb and John P. Milton, all of Columbus, Ohio

           If challenged as to validity, there is no guarantee that the patents will prove valid. In addition, the costs of defending a patent could substantially affect the operating performance of the Company. While the Company has patent protection insurance for the glucarate patent, the policy has a $125,000 deductible of $500,000 in coverage, and there is no guarantee that this amount would cover defense costs.

           The Company relies on common law trademark rights to protect its unregistered trademarks. Common law trademark rights do not provide the Company with the same level of protection as afforded by a United States federal registration of a trademark. In addition, common law trademark rights are limited to the geographic area in which the trademark is actually used, while a United States federal registration of a trademark enables the registrant to stop the unauthorized use of the

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trademark by any third party anywhere in the United States even if the registrant has never used the trademark in the geographic area wherein the unauthorized use is being made (provided, however, that an unauthorized third party user has not, prior to the registration date, perfected its common law rights in the trademark in that geographic area). The Company also intends to register its trademarks in certain foreign jurisdictions where the Company's products are sold. However, the protection available in such jurisdictions may not be as extensive as the protection available to the Company in the United States.

           As of June 15, 1998, the Company has approximately six federal trademark registrations and approximately two trademark applications pending with the United States Patent and Trademark Office. The Company's policy is to pursue registrations for all of the trademarks associated with its key products. Following is a list of the Company's registered and pending trademarks.

Trademark Name         Country               Reg. Number              Expiration
--------------         -------               -----------              ----------

COBACTIN PLUS             US                 1,801,374            October 26, 2003
COBACTIN II               US                 1,711,123            September 1, 2002
COBACTIN                  US                 1,402,806            July 29, 2006
COBACTIN                  Benelux            419,823              April 15, 1996
COBACTIN                  Canada             334,740              November 27, 2002
COBACTIN                  France             1,352,178            April 24, 1996
COBACTIN                  UK                 1,480,950            February 3, 2000
COBACTIN                  UK                 1,264,735            April 15, 2007

BIO TECHNIQUES            Benelux            510,287              September 1, 2002
BIO TECHNIQUES            France             92,407,893           February 27, 2002
BIO TECHNIQUES            UK                 1,492,393            February 28, 1999
BIO TECHNIQUES            US                 1,730,602            November 10, 2002
BIO TECHNIQUES            US                 1,392,081            May 6, 2006

BIO POWER                 US                 1,375,452            December 17, 2005
BIO POWER                 Benelux            418,571              April 15, 1996
BIO POWER                 Canada             332,557              October 2, 2002
BIO POWER                 France             1,352,556            April 28, 1996
BIO POWER                 UK                 B1,264,642           April 14, 2007
BIO POWER                 US                 75/407,909           Pending

LIVE-BAC                  US                 1,405,455            August 19, 2006

NUTRACEUTIX               US                 74/621,937           Pending

BT1386                    US                 75/364,594           Pending


           The Company currently has three royalty agreements. One is with Forage Products Limited Partnership, the financier of the original research for the development of BIOPOWER(R) silage inoculant, pursuant to which the Company pays royalties equal to 6% of net sales of BIOPOWER(R) silage inoculant to the original partners until the earlier of acquisition of the Company, a public offering of the Company's stock or payment of royalties of $3,300,00 aggregate. Through December 31, 1997, the company has paid or incurred to Forage Product Limited Partnership approximately $98,000 in royalties. The other royalty agreement is with the former partners of Feed Additives Limited Partnership and Feed Additives Joint Venture, the financier of the original research for the

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development of COBACTIN(R) microbial feed additive, pursuant to which the
Company pays royalties equal to 4% of net sales of COBACTIN(R) for beef and dairy applications to the original partners through December 31, 2010. During 1997 and 1996, combined royalty payments for Forage and Feed Additives amounted to $48,799 and $13,805, respectively. The Company pays 2% royalty on sales of Cobactin(R) to the poultry market sales. To date, there have been no sales of Cobactin(R) to the poultry market. The Company pays a 5.25% royalty on the net revenue received from the use of certain formulas developed by BioChemix for the delivery of glucarate in health supplements for breast, prostate and lung health. Royalty expense for 1997 and 1996 was $7,000 and $0 respectively.

GOVERNMENTAL REGULATIONS

         Many of the Company's products are either G.R.A.S. (Generally
Regarded As Safe) listed by the FDA or do not currently require extended regulatory approval. Recent legislation has resulted in a regulatory environment which sets what the Company considers to be reasonable limitations and guidelines on health claims and labeling for natural products. Thus the Company believes that current and reasonably foreseeable governmental regulation will have minimal impact on its business.

         Statements of the Company and its customers regarding dietary supplement products are subject to regulation by the FTC under the Federal Trade Commission Act, which prohibits unfair or deceptive trade practices, including false or misleading advertising. The FTC in recent years has brought a number of actions challenging claims by companies.

         The Company manufactures products for customers which they distribute under their own or other trademarks. Such private label customers are subject to governmental regulations in connection with their purchase, marketing, distribution and sale of such products, and the Company is subject to such regulations in connection with the manufacture of such products and its delivery of services to such customers. However, the Company's private label customers are independent companies, and their labeling, marketing and distribution of such products is beyond the Company's control. Nevertheless, the failure of these customers to comply with applicable laws or regulations could have a material adverse effect of the Company.

         In the future, the Company may be subject to additional laws or regulations administered by the FDA or other federal, state or foreign regulatory authorities, the repeal of laws or regulations which the Company considers favorable, such as the DSHEA, or more stringent interpretations of current laws or regulations. The Company is unable to predict the nature of such future laws, regulations, interpretations or application, nor can it predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, imposition of additional record keeping requirements, or expanded documentation of the properties of certain products, expanded or different labeling and scientific substantiation. Any or all of such requirements could have a material adverse effect on the company's results of operations and financial condition.

RESEARCH & DEVELOPMENT

         In 1997 and 1996, the Company spent $78,776 (approximately 2% of sales) and $152,195 (approximately 4% of sales) respectively, on product research and development. For the three months ended March 31, 1998 and 1997, research and development expense was $36,140 and $15,079, respectively. Management anticipates spending approximately the same percentage of sales on research and development in 1998. The Company funds these activities internally.

           Microbial Product Development: The Company has conducted research into the interaction of resident bacteria with health and the preservation and delivery of live lactic acid bacteria in health supplements. This research has also resulted in development of the LIVEBAC(R) Process for tableting lactic acid bacteria. The LIVEBAC(R) Process has been shown to yield a tablet with a shelf-life of one year. Shelf-life of lactic acid bacteria in supplement form has historically been problematic. The Company is continuing research to extend one year shelf life of lactic acid bacteria and develop new applications. There is no assurance that this research and development effort will result in marketable products or services.

           Health Supplement Development: The Company develops products requested by customers, and/or develops new product concepts which it licenses to customers. The Company also actively seeks and reviews new nutraceutical materials and delivery technologies developed by independent researchers. There is no assurance that this research and development effort will result in marketable products or services.

COMPLIANCE WITH ENVIRONMENTAL LAWS

           The Company believes that it is in full compliance with all relevant environmental laws. Due to the nature of the Company's operations, to date, the cost of complying with environmental laws does not have a significant effect on the Company's operations.

EMPLOYEES

           As of June 15,1998, the Company employs 42 full time employees, consisting of three executives, 26 production personnel, three sales and marketing personnel, four quality control personnel and six administrative personnel. None of the Company's employees are represented by labor unions. The Company believes its relationship with employees is good.

           The Company believes that its success depends to a significant extent on the management and other skills of William St. John, its President and Chairman; Steven Moger, the Vice President of Operations; and Patricia St. John, the Vice President of Administration, as well as its ability to retain or attract other skilled personnel. The loss or unavailability of the services of Mr. or Mrs. St. John or Mr. Moger could have a material adverse effect on the Company.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION.

           The following discussion and analysis should be read in conjunction with the financial statements of the Company and the accompanying notes appearing subsequently under the caption "Financial Statements." The following discussion and analysis contains forward-looking statements, which involve risks and uncertainties in the forward-looking statements. The Company's actual results may differ significantly from the results, expectations and plans discussed in the forward-looking statements.

           In the past two years (1997 and 1996), the Company's growth has come primarily from the private label manufacture of human health supplements and supply of ingredients (nutraceutical based health supplements) for inclusion in health supplements and foods. Prior to its strategic decision in 1995 to enter the human health supplement industry, the Company operated solely in the animal health industry. As a result, revenues grew to $4,306,768 in 1997 compared to $3,731,630 in 1996. This pattern of growth closely correlates to increases in the Company's health supplement manufacturing capacity and its development of proprietary health supplement technologies. Accompanying this increased product diversification, the Company's animal health products business has remained constant, contributing approximately $1.5 million in sales annually.

           In 1995, the Company acquired the assets of Integrity Products, in Longmont, Colorado. By purchasing the assets of Integrity Products, a "cottage" private label manufacturer of health supplements, Nutraceutix acquired some manual manufacturing equipment, with which it established a full-scale health supplement manufacturing facility. The Company relocated this equipment, along with some newly purchased automated manufacturing equipment, to a new site in Lafayette, Colorado in December 1995. The operation produced only nominal revenues in 1995. Operations for private label manufacturing began in 1996 after assembling a staff experienced in the health supplement industry, and having begun efforts to supply microbials and other ingredients to manufacturers of health supplements and natural foods.

           In addition to private label manufacturing, the Company also benefitted from its development of LIVEBAC(R) probiotic caplets and Calcium D-glucarate, two new proprietary technologies. During the second half of 1996 and first half of 1997, the Company conducted extensive experimentation to develop the trademarked LIVEBAC(R) process for the tableting of live Lactobacillus acidophilus bacteria and other lactic acid bacteria with extended shelf-life. Lactobacillus acidophilus is a live bacterial culture, which is a standard health food supplement for maintaining gastrointestinal health. By mid-1997, the Company had perfected a process for producing a tableted Lactobacillus acidophilus with a one-year shelf-life. The Company began production of Lactobacillus acidophilus using the LIVEBAC(R) process for several companies in the fourth quarter of 1997.

           Despite the revenue increase, the Company experienced a net loss of $83,861 in 1996, compared to a net loss of $363,727 in 1995. The losses were primarily the result of the high cost of sales from the Company's then heavy reliance on temporary labor for what was then largely a manual process of assembling and packaging health supplements. During 1996 and 1997, while building a customer base and establishing its expertise in health supplement manufacturing, the Company had very limited access to working capital that, adversely affected product margins and rate of expansion. The Company funded the bulk of its diversification into health supplement manufacturing through cash flow from operations and an asset-backed credit line, on which the Company was then paying a 23% annual interest rate, which also adversely affected its financial results.

           In an effort to contain anticipated losses in 1997, the Company decreased its general and administrative costs to $974,552 from $1,110,921 in 1996; lowered its marketing expenses to $609,121 from $671,706 in 1996; and decreased its research and development expenses to $78,776 in 1997 from $152,195 in 1996, through staff and expense reductions. In October 1997, the Company secured a conventional bank line of credit at an interest rate of two plus prime.

           Also contributing to increased revenues was the Company's acquisition of a license for the patented health supplement material, Calcium D-glucarate in July 1997. In September of 1997, the Company signed an agreement with Weider Nutrition International for their exclusive marketing of glucarate based products in retail stores. The specific terms of the agreement provides for royalties, obligations of all parties, and the terms and conditions for continuation into years 2002 and 2003 and beyond. As a result of this agreement, the Company benefitted from guaranteed royalties in 1997, amounting to approximately $130,000 and $100,000 for the first quarter of 1998. In 1997, the Company received no manufacturing revenues from glucarate products because the product formulation and packaging were not yet completed. In 1998, the Company received $18,650 in revenues for the manufacturing of health supplements containing Calcium D-glucarate.

           Despite increasing diversity in revenue streams, gross profit margin decreased to 42% in 1997 as compared to 52% in 1996, primarily due to limited production capacity. In March 1997, the Company began upgrading its health supplement facility with fully automated equipment, financed through an equipment leasing arrangement. The upgraded facility became fully operational in the fourth quarter of 1997. Limited production capacity and increases in the Company's depreciation and amortization, interest and general expenses, resulted in a loss of $59,901 in 1997, compared to a loss of $83,861 in 1996.

           Total revenues increased in the first quarter of 1998 to $1,417,856 compared to $990,222 in the first quarter of 1997 primarily from private label manufacturing and royalties from sublicense agreements. Net income for the first quarter ended March 31, 1998 was $100,494 compared to $20,288 in the first quarter of 1997.

           Because of delays by Weider Nutrition International in preparing labels and packaging, 1998 first quarter results include only one small shipment of glucarate products. Shipments of glucarate based products began in April of 1998, which was accompanied by an advertising campaign in Weider Publications. While the Company can make no guarantee that demand for glucarate products will continue to increase, the Company expects continued growth in the sale of its glucarate based products as the public awareness increases.

           The Company's cost of sales increased in the first quarter of 1998 to $768,624 from $500,728 in the first quarter of 1997, reflecting an increase in personnel. General and administrative expenses increased in the first quarter of 1998 to $322,149 compared to $268,028 in the first quarter of 1997, reflecting adjustments to payroll between departments. Research and development expenses for the first quarter of 1998 increased to $36,140 from $15,079 in 1997, resulting from further development of glucarate.

           In May of 1998 the Company signed an exclusive distribution agreement with Rexall Showcase, under which the Company will manufacture glucarate products for the multilevel marketing of Rexall Showcase. The specific terms of the agreement provide for product costs and obligations of both parties and the terms and conditions for continuation of this exclusive agreement beyond the first year. Nutraceutix will also manufacture other non-glucarate products for Rexall Showcase. Rexall Showcase International is a subsidiary of Rexall Sundown.

           While the Company believes that the aforementioned factors will result in increased revenues in 1998 compared to 1997, there is no assurance that any or all of the factors will benefit the

Company. The Company believes that its profitability will continue to be affected by expenses associated with the further expansion of its manufacturing capability in 1998. The Company also believes that its profitability will be affected by increases in administrative expense associated with the filing of its Form 10-SB with the Securities and Exchange Commission, as well as the incumbent reporting requirements that accompany the filing, and the development of new proprietary technologies and products. The Company intends to continue its strategy of developing proprietary products and expanding its manufacturing capacity through 1999.

QUARTER ENDED MARCH 31, 1998 COMPARED TO THE QUARTER ENDED MARCH 31, 1997

           Total revenues increased in the first quarter of 1998 to $1,417,856 from $990,222 in the first quarter of 1997. This increase in revenues resulted primarily from the Company private label and OEM manufacturing sales.

           Cost of Sales also increased in the first quarter of 1998 to $768,624 from $500,728 in the first quarter of 1997, an increase of $267,896. This resulted from the increase in private label manufacturing sales.

           Gross profit increased in the first quarter of 1998 to $649,232 from $489,494 in the first quarter of 1997, an increase of $159,738. This resulted from the increase in sales.

           General and Administrative expenses increased in the first quarter of 1998 to $322,149 from $268,028 in the first quarter of 1997, an increase of $54,121. This resulted from added personnel to support the current increase and planning for future increases in revenues.

           Research and Development expenses in the first quarter of 1998 increased to $36,140 from $15,079 in the first quarter of 1997. This was a result of increased research in the human health area.

           Net income for the first quarter ended March 31, 1998 was $100,494, an increase of $80,206 as compared to net increase of $20,288 for the first quarter of 1997 because of the factors cited above.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO THE YEAR ENDED DECEMBER 31, 1996

           Total revenues increased in 1997 to $4,306,768 from $3,731,630 in 1996. This increase in revenues resulted primarily from the Company private label and OEM manufacturing sales.

           Cost of Sales also increased in 1997 to $2,493,731 from $1,797,754 in 1996, an increase of $695,977. This increase resulted from the expansion of the Company's private label manufacturing plant.

           Gross profit decreased in 1997 to $1,813,037 from $1,933,876 in 1996. This decrease was due to the increased cost of sales due to the expansion of the Company's private label manufacturing plant.

           General and Administrative expenses decreased in 1997 to $974,552 from $1,110,921 in 1996, a decrease of $136,369. This decrease reflects more overhead being allocated to cost of sales as the percentage of production capacity increased.

           Marketing and selling expenses decreased in 1997 to $609,121 from $671,706 in 1996, a decrease of $62,585. This was a result of diversification into the human health market and implementation of some changes in the Company's distribution and representation.

           Research and development expenses decreased in 1997 to $78,776 from $152,195, a decrease of $73,419. This was a result of a decrease in the microbial research staff.

           Depreciation and Amortization expense increased in 1997 to $281,327 from $234,586 in 1996, an increase of $46,741. This increase was a result of new equipment purchased for the Colorado manufacturing facility.

           Interest expense increased in 1997 to $217,447 from $109,817 in 1996, an increase of $107,630. This increase was caused by leased equipment for expansion on the Colorado facility and increased line of credit interest expense.

           Net loss for the year ended December 31, 1997 was $59,901, a decrease of $23,960 as compared to a net loss of $83,861 for 1996 because of the factors cited above.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO THE YEAR ENDED DECEMBER 31, 1995

           Total revenues increased in 1996 to $3,731,630 from $2,737,766 in 1995. This increase in revenues resulted primarily from the Company private label and OEM manufacturing sales.

           Cost of Sales also increased in 1996 to $1,783,949 from $883,293 in 1995, an increase of $900,656. This increase resulted from the expansion of the Company's private label manufacturing plant.

           Gross Profit increased in 1996 to $1,933,876 from $1,854,473 in 1995. This resulted primarily from increased sales from private label manufacturing.

           General and Administrative expenses increased in 1996 to $1,110,921 from $772,513 in 1995, an increase of $338,408. This increase reflects increased staff to handle the increase in business and expected future business.

           Marketing and selling expenses decreased in 1996 to $685,511 from $1,264,104 in 1995, a decrease of $578,593. This was a result of diversification into the human health market and implementation of some changes in the Company's distribution and representation. The largest contribution to this decrease was a change in distribution of the Company's agricultural products.

           Research and Development expenses increased to $152,195 in 1996 from $151,038 in 1995, an increase of $1,157, no significant change.

           Depreciation expense increased in 1996 to $234,586 from $179,000 in 1995, an increase of $55,586. This increase was a result of new equipment purchased for the Colorado manufacturing facility.

           Net interest expense increased to $109,817 in 1996 from $51,576 in 1995, an increase of $58,241. This increase caused by leased equipment for expansion of the Colorado facility.

           Net loss for the year ended December 31, 1996 was $83,861, a decrease of $279,866 as compared to a net loss of $363,727 for 1995. The decrease was attributable primarily to increased sales of the Company in the human health market and the significant decrease in marketing and selling expenses.

(LOSS) PER SHARE

           Net loss per share in 1997 was ($.004), while net loss per share in 1996 was ($.006). It should be noted that these figures were somewhat impacted by the issuance of additional shares in connection with the Company's offering of common stock in 1997, resulting in more outstanding shares in 1997 than in 1996.

LIQUIDITY AND CAPITAL RESOURCES

           Cash increased $68,546 at December 31, 1997 to $132,988 from $64,432 at December 31, 1996 at December 31, 1996. In 1997, the bank line of credit increased to $600,000 and the Company received equity financing of $228,889. The Company also received an advance royalty payment of $300,000 in 1997.

           In May of 1998, the Company received $500,000 in equipment lease financing to purchase additional production equipment and, in June 1998, received an additional $200,000 increase in its bank financing to fund its anticipated expansion. The Company's available credit line with the bank now totals $800,000 and is renewable yearly in September. There is no guarantee that it will be renewed by the bank with terms acceptable to the Company.

           The Company believes that it has adequate cash resources to fund current operations. There can be no assurance, however, that the Company's actual capital needs will not exceed anticipated levels, or that the Company will generate sufficient revenues to fund its operations in the absence of other sources. To finance its growth plan in human health, the Company is considering a number of alternatives, including additional equity financing and research and development partnerships. There can be no assurance that any such transactions will be available at terms acceptable to the Company or that the Company will have sufficient working capital to fund its growth plan in human health markets.

YEAR 2000 IMPACT STATEMENT

           The Company is not aware of any potential problems resulting from the year 2000 with any of its computer, manufacturing systems, major vendors or suppliers.

POTENTIAL SALES AND EARNING VOLATILITY

           The Company's sales and earnings continue to be subject to potential volatility based upon, among other things: (i) the adverse effect of distributors' or the Company's failure, and allegations of their failure, to comply with applicable regulations, which have in the past and could again in the future result in the removal of certain products from sale in certain countries, either temporarily or permanently; (ii) the negative impact of changes in or interpretations or regulations that may limit or restrict the sale of certain of the Company's products, the expansion of its operations into new markets and the introduction of its products into each such market; (iii) the inability of the Company to introduce new products or the introduction of more products by the Company's competitors; (iv) general conditions in the nutritional supplement industry; and
(v) consumer perceptions of the Company's products and operations. In particular, because the Company's products are ingested by consumers, the Company is highly dependent upon consumers' perception of the safety and quality of its products. As a result, substantial negative publicity concerning one or more of the Company's products or other nutritional supplements similar to the Company's products could adversely affect the Company results of operations or financial condition.

ITEM 3.  DESCRIPTION OF PROPERTY.

           The Company's corporate headquarters, including administrative offices, production and research and development facilities are located approximately fifteen miles northeast of Seattle at 8340 154th Avenue Northeast, Redmond, Washington 98052. The location, consisting of 15,893 square feet, is leased through November 30, 2003. The production facility includes equipment for fermentation, formulation, packaging and storage. The Company leases an additional 1,440 square feet for off-site storage and product blending, located approximately one-half mile from the corporate headquarters at 14822 NE 95th Street, Redmond, Washington leased through July 31, 2000.

           The Company's tableting and encapsulating facility is located approximately 25 miles from Denver at 1400 and 1420 Overlook Drive, Lafayette, Colorado 80026, consisting of two leased, stand alone buildings, the main building is divided into two areas, 6,400 sq. ft. of which is leased through January, 1999 with an option to renew through January, 2001; and 8,000 sq. ft. of which is leased through November, 1998 with an option to renew through November, 2000 for a total of 14,400 square feet. The main building contains machinery for the blending and finishing of raw materials into tablets or capsules, with minimal office space. The second building, an area of 7,200 square feet is leased through January 1999, with an option to renew through January, 2001, and is warehouse space for raw material storage.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

           As of June 15, 1998, the Company had issued and outstanding 15,850,812 shares of its Common Stock. The following table sets forth, as of June 15, 1998, certain information regarding beneficial ownership of the Common Stock by those persons known by the Company to be beneficially holding more than five percent of the Company's common stock.

(a) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS.

            (1)                       (2)                                    (3)                                   (4)

           TITLE               NAME & ADDRESS                           AMOUNT & NATURE                          PERCENT
           OF CLASS            OF BENEFICIAL OWNER                    OF BENEFICIAL OWNER                        OF CLASS
           --------            -------------------                    -------------------                        --------
           Common              William St. John                           1,350,982(1,2)                            8.52
                               President/Director
                               8340 154th Avenue N.E.
                               Redmond, WA 98052



           Common              Patricia A. St. John                        1,350,982(1,2)                           8.52
                               V.P. of Administration
                               Secretary/Treasurer
                               8340 154th Avenue N.E.
                               Redmond, WA 98052

           Common              Consolidated Nutrition LC                   1,920,000(3)                            12.11
                               P.O. Box 2048
                               Omaha, NE 68103-2048


    (1) For purposes of the table, a person is considered to "beneficially own" any shares with respect to which he/she directly or indirectly has or shares voting or investment power or of which he or she has the right to acquire the beneficial ownership within 60 days. Unless otherwise indicated and subject to applicable community property law, voting power and investment power are exercised solely by the person named above or shared with members of his or her household.

  (2) William St. John and Patricia St. John are husband and wife. All shares held by each of them have been deemed to be beneficially owned by each of them. Excludes a stock option to purchase an additional 20,00 shares vesting though December 31, 2001 owned by William St. John and a stock option to purchase an additional 40,000 shares vesting through December 31, 2001 owned by Patricia St. John.

   (3) Consolidated Nutrition, LC is a Subsidiary of Archer Daniels Midland Corporation. The Common Stock of the Company owned by Consolidated Nutrition LC (Successor to Central Soya Company, Inc. and Premier Agra) pursuant to the Exchange of shares with BTL (see "Business-Company History") is subject to a voting agreement originally entered into between Central Soya Company, Inc. and BTL pursuant to which, in the Elections of Directors (i) Consolidated Nutrition LC is obligated to vote in favor for the candidates nominated by the then current directors, (ii) Consolidated Nutrition LC is precluded from voting its shares for the removal of any then current directors, and (iii) the Company is not obligated to nominate for election to its Board of Directors one nominee designated by Consolidated Nutrition LC See "Part 1, Item 8 Description of Securities."

           The following table sets forth, as of June 15, 1998, certain information regarding beneficial ownership of the Common Stock by (i) the Company's directors who beneficially own shares of the Common Stock, (ii) the executive officers who beneficially own shares of the common stock and (iii) all of the Company's directors and executive officers as a group.

(b)        SECURITY OWNERSHIP OF MANAGEMENT AND DIRECTORS.

            (1)                       (2)                                                 (3)                                (4)

           TITLE               NAME & ADDRESS                                       AMOUNT & NATURE                        PERCENT
           OF CLASS            OF BENEFICIAL OWNER                                OF BENEFICIAL OWNER                      OF CLASS
           --------            -------------------                                -------------------                      ---------
           Common              William St. John                                   1,350,982(1,2,4)                            8.52
                               President/Director
                               8340 154th Avenue N.E.
                               Redmond, WA 98052

           Common              Patricia A. St. John                               1,350,982(1,2,4)                            8.52
                               V.P. of Administration
                               Secretary/Treasurer
                               8340 154th Avenue N.E.
                               Redmond, WA 98052

           Common              Steven H. Moger                                      333,899(1,3,4)                           2.11
                               V.P. of Operations



                               8340 154th Avenue N.E.
                               Redmond, WA 98052

           Common              Herbert L. Lucas                                      613,824(1)                               3.87
                               Director
                               12011 San Vicente Blvd., #708
                               Los Angeles, CA 90049

           Common              Gilbert S. Omenn, M.D. Ph.D.                          238,225(1)                               1.50
                               Director
                               University of Michigan
                               6008 Flemming, Administration Building
                               Ann Arbor, MI 48109-1340

           Common              Carl W. Schafer                                       225,000(1)                               1.42
                               Director
                               66 Witherspoon St., Box 1100
                               Princeton, N.J. 08542

           Common              Daniel B. Ward                                        198,000(1)                               1.25
                               Director
                               P.O. Box 356
                               Medina, WA  98039

           Common              All Directors and Executive                         2,959,930                                 18.67
                               Officers as a group (7 persons)

----------

(1) For purposes of the table, a person is considered to "beneficially own" any shares with respect to which he/she directly or indirectly has or shares voting or investment power or of which he or she has the right to acquire the beneficial ownership within 60 days. Unless otherwise indicated and subject to applicable community property law, voting power and investment power are exercised solely by the person named above or shared with members of his or her household.

(2) William St. John and Patricia St. John are husband and wife. All shares held by each of them have been deemed to be beneficially owned by each of them. Excludes a stock option to purchase an additional 20,00 shares vesting though December 31, 2001 owned by William St. John and a stock option to purchase an additional 40,000 shares vesting through December 31, 2001 owned by Patricia St. John.

(3) Excludes a stock option to purchase an additional 50,000 shares vesting through December 31, 2001.

(4) Executive Officers as a group have additional non-vested stock options to purchase up to an additional 110,000 shares through December 31, 2001.

(c) CHANGES IN CONTROL

           Not Applicable

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

(a) EXECUTIVE OFFICERS AND DIRECTORS.

           All directors hold office for three years, with staggered terms. The Company pays each of its non-employee directors $1,000 each fiscal quarter in compensation for their services as directors. Directors are reimbursed for expenses actually incurred in attending meetings of the Board of Directors and its committees. Non-employee directors are eligible to receive options under the Company's Stock Option Plan, which is described below.

           The executive officers will serve as officers of Nutraceutix, Inc. until May 1999 or until their respective successors shall have been elected. The directors and executive officers of the Company and their ages as of the date of this document are as follows:

           William D. St. John, age 47, President, Chairman of the Board since 1995 and President and Chairman of the Board of BTL for the past 15 years. Mr. St. John was CEO for Ecova, Inc., a leader in Bioremediation. He was a Manager of Northwest Bio-engineering, which developed proprietary enzymatic systems for the conversion of organic waste streams into animal feed and fertilizers. He was previously employed as a consultant to Tempa, Inc., an Alaska-based manufacturer of animal feed concentrates, and as a scientist for both the Department of Fisheries/Food Science, University of Washington and the Food and Drug Administration. Mr. St. John was Division Director of Pro- Tec, Inc., a sporting goods manufacturer. Mr. St. John received his B.S. from Seattle University in 1973, and M.S. in Micro/Molecular Biology from Ohio State University in 1975.

           Patricia A. St. John, age 46, Vice President of Administration, Secretary, Treasurer. Patricia St. John has served in various management positions of BTL for the past 12 years, including the last ten years as Director of Corporate Relations. In December of 1997, Mrs. St. John was promoted to Vice President of Administration. From 1986 to 1988 Mrs. St. John was the Director of Corporate Relations for Ecova, Inc. a leader in bio-remediation. Prior to these positions, Mrs. St. John held administrative positions with the May's Drug Store chain. She is the wife of William D. St. John.

           Steven H. Moger, age 34, Vice President of Operations, has served in various financial management positions for BTL for the past 11 years. For the past four years Mr. Moger has served as the Controller/General Manager of the Company. In December of 1997 Mr. Moger was promoted to Vice President of Operations/General Manager. Mr. Moger received his B.A. in Accounting from Western Washington University in 1986 and obtained his CPA in 1989.

           Herbert L. Lucas, age 71, Director has served as a member of the Board of Directors since 1995 and of BTL since 1983. Mr. Lucas was with Carnation International, a multinational food processing company, from 1963 to 1981 rising to the position of President and Director. From l957 to 1963, Mr. Lucas was with Fry Consultants, Chicago. Mr. Lucas serves on the board of several corporations and non-profit institutions, including the Wellington Trust Company, Boston; The J. Paul Getty Trust, Los Angeles; and the Winrock International Institute for Agricultural Development, Morrilton, Arkansas. Mr. Lucas received his B.A. from Princeton University in 1950 and M.B.A. from the Harvard University School of Business Administration in 1952.

           Gilbert S. Omenn, age 56, Director has served as a member of the Board of Directors since 1995 and of BTL since 1984. He is Executive Vice President for Medical Affairs of the University of Michigan and Chief Executive Officer of the University of Michigan Health System. Until 1997, he was the principal investigator of Carotene and Retinol Efficacy Trial (CARET) to prevent lung cancer at the Fred Hutchinson Cancer Research Center and Director of the Center for Health Promotion in Older Adults at the University of Washington. He chaired the presidential/congressional Commission on Risk Assessment and Risk Management, and served on the National Commission on the Environment. He is a member of the Institute of Medicine of the National Academy of Sciences, is a director of Rohm & Haas and Amgen and has chaired the NAS/NRC/IOM Committee on Science, Engineering and Public Policy. From 1977 to 1981, Dr. Omenn was Associate Director of the Office of Science and Technology Policy, and Associate

Director, Office of Management and Budget, in the Executive Office of the President. He received his A.B. from Princeton University in 1961, M.D. from Harvard Medical School in 1965, and Ph.D. in genetics from the University of Washington in 1972.

           Carl W. Schafer, age 62, Director, has served as a member of the Board of Directors since 1995 and of BTL since 1985. He is President of the Atlantic Foundation since 1990 and from 1987 to 1990 was a principal of Rockefeller & Co., Inc. Prior thereto, he was the Financial Vice President, Treasurer and Chief Financial Officer of Princeton University. Mr. Schafer was also chairman of the Investment Advisory Committee of the Howard Hughes Medical Institute from 1985 to 1992. Mr. Schafer joined Princeton in 1969 after serving as a principal staff assistant to the Committee on Appropriations, U.S. House of Representatives. From 1961 through 1968 he held increasingly responsible positions with the U.S. Bureau of the Budget. Mr. Schafer serves as a director and/or trustee of a number of corporations and foundations including Frontier Oil Corporation, the Paine Webber and Guardian groups of mutual funds, Evans Systems, Inc., Harbor Branch Institution, Electronic Clearing House, Inc., Roadway Express, Inc. and Base Ten Systems, Inc. Mr. Schafer is a Phi Beta Kappa graduate in economics of the University of Rochester, 1958.

           Daniel B. Ward, age 70, Director, has served as a member of the Board of Directors since 1995 and of BTL since 1983. Since 1977 he has had his own financial consulting firm which specializes in mergers and acquisitions. From 1976 to 1977, Mr. Ward was Vice President of Finance for Norfin, Inc., a business machine manufacturer. From 1972 to 1975 he was Regional Director of the Small Business Administration and from 1966 to 1972 was Director of the Washington State Department of Commerce and Economic Development. Mr. Ward received his B.A. from Princeton University in 1950.

           The Board of Directors has established a Compensation and an Audit Committee. The Compensation Committee establishes salaries, incentives and other forms of compensation for directors, officers and other employees for the Company, administers the Company's various incentive compensation and benefit plans and recommends policies relating to such incentive compensation and benefit plans. The Audit Committee reviews the need for internal auditing procedures and the adequacy of internal controls and meets periodically with management and independent auditors.

(b) OTHER SIGNIFICANT EMPLOYEES

           Leslie A. Walter has been Production Manager for the Company since 1984. Before joining the Company, Mr. Walter was Operations Manager for Vivolac Cultures/Moseley Laboratories, a dairy inoculum producer. At Moseley Laboratories he held positions as Technical Director, Research Microbiologist and Operations Manager. Mr. Walter received his B.S. degree in 1964 and M.S. degree in 1968 in Dairy Microbiology from Oregon State University.

           Mary Blunck has serves as Manager of the Colorado tableting and encapsulating facility since 1997. Prior to Nutraceutix, Ms. Blunck was Manager of Quality Control at 4-Health, Inc. from 1995 to 1996. From 1989 to 1993, Ms. Blunck was Plant manager for Celestial Seasonings, Inc. From 1976 to 1979, Ms. Blunck attended the University of Nebraska at Kearney. Areas of study include mathematics, business administration and chemistry.

(c) FAMILY RELATIONSHIPS

           William D. St. John and Patricia A. St. John are husband and wife.

(d) INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

           Not applicable.

ITEM 6.  EXECUTIVE COMPENSATION.

(a) GENERAL

           The following table shows all the cash compensation paid by the Company as well as certain other compensation paid during the fiscal years indicated, to the President and others who received total annual salary and bonus in excess of $100,000 for such period in all capacities in which they served. No Executive Officer other than William St. John received total annual salary and bonus in excess of $100,000.

SUMMARY COMPENSATION TABLE
                                                                                              LONG TERM COMPENSATION
                                                                                           ---------------------------
                                   ANNUAL COMPENSATION                                      AWARDS           PAYOUTS
                               ---------------------------------------------------------------------------------------
  (a)                 (b)        (c)                 (d)                    (e)               (f)              (g)
                                                                          OTHER
NAME AND                                                                  ANNUAL          RESTRICTED
PRINCIPAL                                                                 COMPEN-           STOCK            OPTIONS
POSITION             YEAR      SALARY($)          BONUS($)               SATION($)         AWARDS($)           SARS
----------------------------------------------------------------------------------------------------------------------
St. John,            1998                                                                                     20,000(3)
William D.           1997      119,000            8,000(2)             62,411(1)             -0-             -0-
President            1996      119,000            8,000(2)             51,757(1)             -0-             -0-
                     1995      119,000            -0-                  17,475(1)             -0-             148,000(4)

1 Mr. St. John received a commission on the Company's gross sales, as follows:
             .65% on all sales
             Additional 2% over $150,000

2 Premium paid by the Company for key man whole life insurance and term insurance.

3 Stock option granted in 1997 and 1998 for a term of ten years with a vesting schedule of three years.

4 These options were actually issued in varying amounts at various times between 1988 and 1995. However, they were all assigned new issue dates of April 6, 1995, concurrent with adoption of the BTL Exchange described in Part I, Item 1 herein.

STOCK OPTION PLAN

           The Company's Stock Option Plan (the "Option Plan") was adopted by the Board of Directors and stockholders in 1995. An aggregate of 3,000,000 shares of the Company's Common Stock are reserved for issuance under the Option Plan. The Option Plan is administered by a committee of the Board of Directors, (the "Administrator").

           The purpose of the Option Plan is to attract and retain the best available personnel for positions of substantial responsibility in the Company, to provide additional incentive to the employees and consultants of the Company and to promote the success of the Company's business. The Option Plan provides for the granting to employees (including officers and employee directors) of "qualified stock options" and to non-employee directors, consultants and advisors of "non-qualified stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and for the granting to employees and consultants of non-statutory stock options.

           The fair market value shall be determined by the Company's Board of Directors in its discretion; provided, however, that where there is a public market for the Common Stock the fair market value per share of Common Stock shall not be less than the closing price in the over-the-counter market. Payment of the exercise price may be made in cash, check or other consideration determined by the Administrator. (See Note L of Notes to Financial Statements).

           If the Company consolidates or merges with or into another corporation, then each option may be assumed or an equivalent option substituted by the successor corporation, unless the Administrator determines, in the exercise of its sole discretion, that each option will accelerate in connection with such transaction, in which case each option will be exercisable for 30 days from notice of such acceleration. The Administrator has the authority to amend or terminate the Option Plan as long as such action does not adversely affect any outstanding option and provided that stockholder approval may be required to the extent necessary for the Option Plan to be qualified under Rule 16b-3 of the Securities Exchange Act of 1934 and certain provisions of the Code.

EMPLOYMENT CONTRACTS

           The Company has a three year employment contract with its President, William St. John, which commenced on April 1, 1998, and which is renewable for an additional three-year period unless either party gives 180 days notice to the other. The employment agreement provides for a base annual salary of $150,000 plus participation in the Company's medical and Stock Option Plan.

           The Company has no employment contracts with any other employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

           Except for the Company's employment agreement with Mr. St. John (see
Part I, Item 6), the Company has not engaged in "Related Transactions" within the meaning of Item 404 of Regulation S-B during the last two years.

ITEM 8. DESCRIPTION OF SECURITIES

COMMON STOCK

           The Company has authorized 30,000,000 shares of common stock, par value $0.001. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.

           The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefore, when, and if declared by the Board of Directors of the Company; (ii) are entitle to Share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders.

           The Common Stock of the Company owned by Consolidated Nutrition LC (successor to Central Soya Company, Inc.) pursuant to the BTL Exchange is subject to a voting agreement originally entered into between Central Soya Company, Inc. and BTL pursuant to which, in all elections of Directors (i) Consolidated Nutrition LC is obligated to vote its shares for the candidates nominated by the then-current directors, (ii) Consolidated Nutrition LC is precluded from voting its shares for the removal of any then-current directors, and (iii) the Company is not obligated to nominate for election to its Board of Directors one nominee designated by Consolidated Nutrition LC.

PREFERRED STOCK

           The Company has authorized 5,000,000 shares of preferred stock, par value $0.01, with such rights and preferences as may be determined by the Board of Directors. The Board of Directors of the Company has not declared any voting, dividend, preemption or other rights or privileges of its preferred stock. No preferred stock of Nutraceutix, Inc. is currently issued or outstanding.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

(a) MARKET INFORMATION

           The Company's Common Stock, $.001 par value, is traded in the over-the-counter market (OTC Bulletin Board Symbol: "NUTX").

           The following table sets forth the range of high ask and low bid prices for the Company's Common Stock on a quarterly basis for the past two full years, as reported by the National Quotation Bureau (which reflect inter-dealer prices, without retain mark-up, mark-down, or commission and may not necessarily represent actual transactions). The foregoing and following information should not be taken as an indication of the existence of an established public trading market for the Company's Common Stock.

                                  COMMON STOCK

                                                 High Ask            Low Bid
Period - Fiscal year 1996

First Quarter ending March 31, 1996                6 1/2             3
Second Quarter ending June 30, 1996                5 1/4             3 1/8
Third Quarter ending September 30, 1996            4 3/4             1 5/8
Fourth Quarter ending December 31, 1996            2                   11/16

Period - Fiscal year 1997

First Quarter ending March 31, 1997                1 7/16              1/2
Second Quarter ending June 30, 1997                1 3/16              5/32
Third Quarter ending September 30, 1997            1 1/2               11/16
Fourth Quarter ending December 31, 1997            1 1/8               1/2

Period - Fiscal year 1998

First Quarter ending March 31, 1998                1 11/32             21/32
Second Quarter ending June 30, 1998                1 9/32               1/2

(b) HOLDERS

           The approximate number of record holders of the Company's Common Stock as of June 15, 1998 was 1,469 inclusive of those brokerage firms and/or clearing houses holding the Company's common shares for their clientele (with each such brokerage house and/or clearing house being considered as one holder). The aggregate number of shares of Common Stock outstanding as of June 15, 1998 was 15,850,812 shares.

(c) DIVIDENDS

           The Company has not paid or declared any dividends upon its Common Stock since its inception and, by reason of its present financial status and its contemplated financial requirements, does not contemplate or anticipate paying any dividends upon its Common Stock in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS

           Except as described below, the Company is not presently a party to any material litigation not in the regular course of its business, nor to the Company's knowledge is such litigation threatened.

           In February 1996, Bio Universal, Inc. ("Bio Universal") commenced an action against BTL in the 251st District Court, Randall County, Texas, Case No. 42,377-C. The action arises out of a 1993 agreement between BTL and Bio Universal pursuant to which Bio Universal was marketing and distributing BTL's products. The Company believed that Bio Universal failed to perform its obligations under that agreement. BioUniversal and BTL thus mutually agreed to terminate the agreement. In this action Bio Universal alleges that it has been damaged in that BTL (i) failed to pay Bio Universal money owed to Bio Universal,
(ii) wrongfully terminated the marketing and distribution agreement, (iii) tortuously interfered with Bio Universal's customer contracts, (iv) slandered and disparaged Bio Universal and (v) breached the marketing and distribution agreement. Bio Universal is seeking compensatory and punitive damages in unspecified amounts, exculpation from money owed BTL, termination of collateral agreements and reimbursement of fees and costs associated with the litigation.

           Discovery has yet to be completed and, accordingly, the Company's counsel is unable to determine the outcome of the suit. The Company intends to vigorously defend itself against this suit, and, in the opinion of management, any defense, settlement, or judgment costs are, at this time, not expected to have a material financial impact on the Company.

ITEM 3.                CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS.

           The Company has had no changes in or disagreements with accountants on accounting or financial disclosure which fall within the scope of Item 304 of Regulation S-B.

ITEM 4.                RECENT SALES OF UNREGISTERED SECURITIES.

           The following unregistered securities of the Company have been issued in the period from June 15, 1995 through June 15, 1998:

             (a)                               (b)                           (c)                                  (d)
                                         Underwriter
Date, Amount, Title                      or Target Class                    Price                              Exemption
-------------------                      ---------------                    -----                              ---------

 9/27/95     12,000 Common                Bill St. John                 $3,000 Exercise                      Section 4(2)
                                                                        Stock Option                         of the 1933 Act


10/23/95                479,363 Common             Four unaffiliated          Cancellation of                    Rule 504
                                                   persons                     $47,052 debt

12/19/95                23,274 Common              Ronald T. Hirasawa         License Fee for                    Section 4(2)
                                                                              exclusive license of
                                                                              TOUGH(TM) sports products

1/4/96 -                283,002 Common             Seven unaffiliated         Aggregate $460,000                 Rule 504
7/18/96                                            persons

1/16/96                 10,000 Common              One non-affiliate          Loan Fee                           Section 4(2)

8/1/96 &                6,666 Common               One non-affiliate          $6,333                             Section 4(2)
12/19/96

1/8/97                  40,000 Common              One non-affiliate          Promissory Note                    Section 4(2)
                                                                              Extension

3/19/97                 100,000 Common             One non-affiliate          Consulting Fee                     Rule 504

6/11/97 -               300,000 Common             Three unaffiliated         Aggregate $150,000                 Rule 504
7/7/97                                             persons

6/28/97                 5,000 Common               Former employee            $1,250.00 Stock                    Section 4(2)
                                                                              Option Exercise

7/9/97                  130,000 Common             One non-affiliate          Cancel debt of $40,000             Rule 504

9/5/97                  200,000 Common             Two unaffiliated           Aggregate $100,000                 Section 4(2)
                                                   persons

9/9/97 &                177,507 Common             Two unaffiliated           $44,377 Stock                      Section 4(2)
11/14/97                                           persons                    Option Exercise

9/12/97                 4,000 Common               One non-affiliate          Services rendered                  Section 4(2)

9/12/97                 35,500 Common              BioChemix, Inc.            Pre-paid Royalties                 Section 4(2)

12/5/97                 377,500 Common             Two unaffiliated           Cancel debt of                     Rule 504
                                                   persons                    $145,000 and
                                                                              services rendered

1/23/98                 100,000 Common             Five unaffiliated          $25,000 Aggregate                  Section 4(2)
                                                   persons

4/3/98 &                46,831 Common              One non-affiliate          Legal Services                     Rule 504
6/11/98

6/2/98                  200,000 Common             Two unaffiliated           Aggregate $150,000                 Rule 504
                                                   persons


On August 13, 1996, the Company entered into an investment banking agreement with M.H. Meyerson & Co., Inc. ("Meyerson"), a registered broker-dealer, pursuant to which Meyerson undertook to provide investment banking services for the Company. Shortly thereafter, and before Meyerson rendered any of the services to be provided by it, the Company sent Meyerson a letter canceling the agreement. The Meyerson agreement provided that the Company was to issue to Meyerson warrants to purchase up to 600,000 shares of the Company's common stock at a price of $3.00 per share; however, the warrants were never issued by the Company. The Company believes that its cancellation letter to Meyerson effectively terminated the Meyerson agreement, and that there is no obligation to issue any warrants to Meyerson.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

           The Certificate of Incorporation and Bylaws of Nutraceutix, Inc. contain provisions limiting or eliminating the liability of directors of Nutraceutix, Inc. to Nutraceutix, Inc. or its shareholders to the fullest extent permitted by the General Corporation Law of Delaware and indemnifying officers and directors of Nutraceutix, Inc. to the fullest extent permitted by the General Corporation Law of Delaware.

           The Articles of Incorporation and Bylaws of Bio Techniques Laboratories, Inc. contain provisions limiting or eliminating the liability of directors of Bio Techniques Laboratories, Inc. to Bio Techniques Laboratories, Inc. or its shareholders to the fullest extent permitted by the Washington Business Corporation Act and indemnifying officers and directors of Bio Techniques Laboratories, Inc. to the fullest extent permitted by the Washington Business Corporation Act.

                                    PART F/S

                                    PART III


ITEM 1.  INDEX TO EXHIBITS


Exhibit 3.1         Certificate of Incorporation and Amendment thereto

Exhibit 3.2         First Amended and Restated Bylaws

Exhibit 10.1        Central Soya Company Licensing Voting Agreement

Exhibit 10.2        Building Lease - 8340 154th Avenue NE, Redmond, WA
                    (Corporate headquarters/manufacturing facility)

Exhibit 10.3        Building Lease - 14810 NE 95th St., Redmond, WA

Exhibit 10.4        Building Lease - 1420 Overlook Drive, Lafayette, CO
                    (Tableting, encapsulating, bottling plant)

Exhibit 10.5        Building Lease - 1420 Overlook Drive,
                    Lafayette, CO (Remainder of building for additional tableting, encapsulating, bottling and warehouse)

Exhibit 10.6        Building Lease - 1400 Overlook Drive, Lafayette, CO
                    (Warehouse)

Exhibit 10.7        Employment Agreement with William D. St. John

Exhibit 10.8        Stock Option Plan


ITEM 2.  DESCRIPTION OF EXHIBITS

             The exhibits listed in the Index to Exhibits above follow, commencing with page E-1.

                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          NUTRACEUTIX, INC.
                                          --------------------------------------
                                          (Registrant)



Date: July/23/98                          By: /s/ WILLIAM D. ST. JOHN
                                              ----------------------------------
                                              William D. St. John, President

                       Financial Statements and Report of
                    Independent Certified Public Accountants

                                NUTRACEUTIX, INC.

                              December 31, 1997 and
                           March 31, 1998 (unaudited)

                                 C O N T E N T S


                                                                         Page


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                        3


FINANCIAL STATEMENTS

         BALANCE SHEETS                                                   4

         STATEMENTS OF OPERATIONS                                         5

         STATEMENT OF STOCKHOLDERS' EQUITY                                6

         STATEMENTS OF CASH FLOWS                                         7

         NOTES TO FINANCIAL STATEMENTS                                    8

               Report of Independent Certified Public Accountants




Board of Directors and Stockholders
Nutraceutix, Inc.

We have audited the accompanying balance sheet of Nutraceutix, Inc. (a Delaware Corporation) as of December 31, 1997 and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Nutraceutix, Inc. as of December 31, 1997 and the results of its operations and its cash flows for the years ended December 31, 1997 and 1996, in conformity with generally accepted accounting principles.

GRANT THORNTON LLP



Seattle, Washington
February 20, 1998

                                Nutraceutix, Inc.

                                 BALANCE SHEETS


                                     ASSETS

                                                                 December 31,             March 31,
                                                                     1997                   1998
                                                                 ------------           ------------
                                                                                         (unaudited)
CURRENT ASSETS
    Cash                                                         $    132,978           $    172,398
    Accounts receivable (notes A1, E and M)                           544,172                599,222
    Inventories (notes A2, B and E)                                   643,851                760,478
    Prepaid expenses                                                  128,509                123,413
                                                                 ------------           ------------

                  Total current assets                              1,449,510              1,655,511

EQUIPMENT AND FURNITURE - net (notes A3, C, E, F and G)               497,811                678,366
OTHER ASSETS - net (notes A4, D and I)                              1,046,193              1,010,458
                                                                 ------------           ------------

                                                                 $  2,993,514           $  3,344,335
                                                                 ============           ============

                                   LIABILITIES

CURRENT LIABILITIES
    Line of credit (note E)                                      $    488,000           $    548,000
    Current maturities of long-term obligations                       115,187                106,791
    Current maturities of capital lease obligations                   132,570                156,258
    Accounts payable                                                  407,390                484,723
    Advance royalties (note I)                                        170,167                137,282
    Accrued liabilities                                                95,038                 97,500
                                                                 ------------           ------------

                  Total current liabilities                         1,408,352              1,530,554

LONG-TERM OBLIGATIONS, less current maturities (note F)                99,701                 81,323

CAPITAL LEASE OBLIGATIONS,
    less current maturities (note G)                                  166,941                288,444

COMMITMENTS AND CONTINGENCY (notes G, J and K)                             --                     --

STOCKHOLDERS' EQUITY
    Preferred stock authorized,
       5,000,000 shares $.01 par value                                     --                     --
    Common stock authorized,
       30,000,000 shares $.001 par value                               15,501                 15,601
    Additional contributed capital                                 10,624,992             10,649,892
    Accumulated deficit                                            (9,321,973)            (9,221,479)
                                                                 ------------           ------------

                  Total stockholders' equity                        1,318,520              1,444,014
                                                                 ------------           ------------

                                                                 $  2,993,514           $  3,344,335
                                                                 ============           ============


The accompanying notes are an integral part of these statements.

                                Nutraceutix, Inc.

                            STATEMENTS OF OPERATIONS


                                                                                                    Three months ended
                                                      Year ended December 31,                           March 31,
                                                 ---------------------------------           ---------------------------------
                                                     1997                  1996                  1998                  1997
                                                 -----------           -----------           -----------           -----------
                                                                                             (unaudited)           (unaudited)

Net revenues                                     $ 4,306,768           $ 3,731,630           $ 1,417,856           $   990,222

Cost of revenues                                   2,493,731             1,797,754               768,624               500,728
                                                 -----------           -----------           -----------           -----------

       Gross profit                                1,813,037             1,933,876               649,232               489,494

Operating expenses
    Marketing and selling                            609,121               671,706               151,954               139,641
    Research and development (note A5)
                                                      78,776               152,195                36,140                15,079
    General and administrative                       974,552             1,110,921               322,149               268,028
                                                 -----------           -----------           -----------           -----------

       Operating profit (loss)                       150,588                  (946)              138,989                66,746
                                                 -----------           -----------           -----------           -----------

Other income (expense)
    Interest expense                                (217,447)             (109,817)              (38,895)              (46,492)
    Other                                              6,958                26,902                   400                    34
                                                 -----------           -----------           -----------           -----------
                                                    (210,489)              (82,915)              (38,495)              (46,458)
                                                 -----------           -----------           -----------           -----------

           NET EARNINGS (LOSS) (note H)
                                                 $   (59,901)          $   (83,861)          $   100,494           $    20,288
                                                 ===========           ===========           ===========           ===========

           Net earnings (loss)
              per share (note A7)                $    (0.004)          $    (0.006)          $     0.007           $     0.001
                                                 ===========           ===========           ===========           ===========

           Net earnings per share
              assuming dilution                                                              $     0.007           $     0.001
                                                                                             ===========           ===========


The accompanying notes are an integral part of these statements.

                                Nutraceutix, Inc.

                        STATEMENT OF STOCKHOLDERS' EQUITY

                        Years ended December 31, 1997 and
                  three months ended March 31, 1998 (unaudited)


                                                      Common stock              Additional
                                             -----------------------------     contributed        Accumulated
                                                shares           amount           capital           deficit            Total
                                             ------------     ------------     ------------      ------------      ------------

Balance at December 31, 1995                   13,831,806     $     13,832     $  9,867,278      $ (9,178,211)     $    702,899

Additional expenses incurred as part of
    reverse acquisition                                --               --          (88,829)               --           (88,829)

Issuance of common stock with attached
    stock warrants under subscription
    agreements                                      3,002                3           39,997                --            40,000

Exercise of stock warrants, net of
    expenses of $117,790                          280,000              280          301,930                --           302,210

Issuance of common stock for payments of
    finance charges                                16,666               16            7,317                --             7,333

Net loss for the year                                  --               --               --           (83,861)          (83,861)
                                             ------------     ------------     ------------      ------------      ------------

Balance at December 31, 1996                   14,131,474           14,131       10,127,693        (9,262,072)          879,752

Issuance of common stock through 504
    offering, net of expenses of $66,738
                                                  300,000              300           82,962                --            83,262

Exercise of stock options                         182,507              183           45,444                --            45,627

Issuance of common stock
    to extend loan payment                         40,000               40           10,760                --            10,800

Issuance of common stock through
    subscription agreements                       200,000              200           99,800                --           100,000

Issuance of common stock for services at
    fair value                                    104,000              104           43,876                --            43,980

Issuance of common stock
    to satisfy loans                              507,500              508          184,492                --           185,000

Issuance of common stock
    to prepay royalties                            35,500               35           29,965                --            30,000

Net loss for the year                                  --               --               --           (59,901)          (59,901)
                                             ------------     ------------     ------------      ------------      ------------

Balance at December 31, 1997                   15,500,981           15,501       10,624,992        (9,321,973)        1,318,520

Exercise of stock options (unaudited)
                                                  100,000              100           24,900                --            25,000

Net earnings for the
    3 months (unaudited)                               --               --               --           100,494           100,494
                                             ------------     ------------     ------------      ------------      ------------

Balance at
    March 31, 1998 (unaudited)                 15,600,981     $     15,601     $ 10,649,892      $ (9,221,479)     $  1,444,014
                                             ============     ============     ============      ============      ============


The accompanying notes are an integral part of this statement.

                                Nutraceutix, Inc.

                            STATEMENTS OF CASH FLOWS


                                                               Year ended December 31,    Three months ended March 31,
                                                                 1997           1996           1998           1997
                                                             ------------   ------------   ------------   ------------
Increase (Decrease) in Cash                                                                 (unaudited)    (unaudited)

Cash flows from operating activities:
   Net earnings (loss)                                       $    (59,901)  $    (83,861)  $    100,494   $     20,288
   Adjustments to reconcile net
     earnings (loss) to net cash provided by (used in)
     operating activities
        Depreciation and amortization                             281,327        234,586         70,688         67,014
        Issuance of common stock for finance charges and
          consulting services                                      54,780          7,333             --         26,300
        Capitalized start-up costs                                     --       (124,739)            --             --
        Changes in assets and liabilities
           Accounts receivable                                   (153,363)      (190,639)       (55,050)       (92,603)
           Inventories                                           (164,633)      (284,026)      (116,627)        13,288
           Prepaid expenses                                       (40,434)        83,615          5,096        (38,530)
           Accounts payable                                      (171,601)        80,003         77,333         27,334
           Accrued liabilities and
              deferred revenues                                   171,858       (111,370)       (30,423)        (5,471)
                                                             ------------   ------------   ------------   ------------

                  Net cash provided by (used in)
                    operating activities                          (81,967)      (389,098)        51,511         17,620
                                                             ------------   ------------   ------------   ------------

Cash flows from investing activities:
   Purchase of equipment                                          (39,553)       (61,794)       (20,115)       (12,054)
   Patent expenditures                                             (6,392)       (13,671)            --             --
                                                             ------------   ------------   ------------   ------------

                  Net cash used in
                    investing activities                          (45,945)       (75,465)       (20,115)       (12,054)
                                                             ------------   ------------   ------------   ------------

Cash flows from financing activities:
   Payments on long-term and capital lease obligations
                                                                 (362,042)      (251,770)       (76,976)       (93,015)
   Proceeds from long-term obligations                            231,285        230,000             --         50,000
   Net borrowings on line of credit                                98,326        289,674         60,000             --
   Net proceeds from issuance of common stock                     228,889        253,381         25,000             --
                                                             ------------   ------------   ------------   ------------

                  Net cash provided by (used in)
                    financing activities                          196,458        521,285          8,024        (43,015)
                                                             ------------   ------------   ------------   ------------

Net increase in cash                                               68,546         56,722         39,420        (37,449)

Cash at beginning of year                                          64,432          7,710        132,978         64,432
                                                             ------------   ------------   ------------   ------------

Cash at end of year                                          $    132,978   $     64,432   $    172,398   $     26,983
                                                             ============   ============   ============   ============

Cash paid during the year for:
   Interest                                                  $    217,447   $    109,817   $     38,895   $     46,492
                                                             ============   ============   ============   ============

Noncash investing and financing activities:
   Purchase of equipment under
     capital lease obligations                               $    166,987   $    170,249   $    195,517   $    159,420
   Issuance of common stock to satisfy loans                 $    185,000   $         --   $         --   $         --
   Issuance of common stock
     to prepay royalties                                     $     30,000   $         --   $         --   $         --


The accompanying notes are an integral part of these statements.

                                Nutraceutix, Inc.

                          NOTES TO FINANCIAL STATEMENTS

                December 31, 1997 and March 31, 1998 (unaudited)


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Nutraceutix, Inc. (the Company) dba Bio Techniques Laboratories, Inc., is a manufacturer of branded and private label nutritional supplements for human health, animal and food applications. The Company is also engaged in the research and development of microbial, nutritional and plant based products.

    A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

    1.  Accounts Receivable

    The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

    2.  Inventories

    Inventories are stated at the lower of cost or market; cost is determined using the first-in, first-out method.

    3.  Equipment and Furniture

    Equipment and furniture are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter. Leased property under capital leases is amortized over the service lives of the assets as the leases substantially transfer ownership and have bargain purchase options. The straight-line method of depreciation is followed for substantially all assets for financial reporting purposes, but accelerated methods are used for tax purposes.

    4.  Other Assets

    Other assets are capitalized technical and product rights, patents and trademarks, and start-up costs. Technical and product rights and patents and trademarks are stated at cost and amortized to operations over their estimated useful lives or statutory lives, whichever is shorter. The Company deferred start-up costs on their manufacturing facility during the start-up phase and is amortizing the deferral over five years.

                                Nutraceutix, Inc.

                          NOTES TO FINANCIAL STATEMENTS

                December 31, 1997 and March 31, 1998 (unaudited)


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

    5.  Research and Development Costs

    All expenditures for research and development are expensed in the year incurred.

    6.  Income Taxes

    The Company provides for income taxes based on income reported for financial reporting purposes. Certain charges to earnings differ as to timing from those deducted for tax purposes; these relate primarily to accelerated depreciation and amortization and net operating loss carryforwards.

    7.  Earnings (Loss) Per Share

    Loss per share is based on the weighted average number of shares outstanding during each period. The weighted average number of common shares outstanding was 14,606,304 and 14,046,070 for the years ended December 31, 1997 and 1996, respectively. The computation for loss per share assuming dilution for the years ended December 31, 1997 and 1996 was anti-dilutive; therefore, is not included.

    The weighted number of common shares outstanding was 14,952,267 and 14,108,124 for the three months ended March 31, 1998 and 1997, respectively. The number of common shares added to the weighted number of common shares for the three months ended March 31, 1998 and 1997, assuming outstanding stock options were excised, were 472,326 and 392,259, respectively. Options to purchase 1,127,598 shares of common stock at $0.87 and $0.93 a share, respectively, were not included in the computation of diluted EPS as the options' exercise price was greater than the average market price of the common shares.

    8.  Use of Estimates

    In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    9.  Interim Statements

    In the opinion of management, the unaudited interim financial statements as of March 31, 1998 and for the three months ended March 31, 1998 and 1997 include all adjustments, consisting only of those of an normal recurring

                                Nutraceutix, Inc.

                          NOTES TO FINANCIAL STATEMENTS

                December 31, 1997 and March 31, 1998 (unaudited)


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

    nature, necessary to present fairly the Company's financial position as of March 31, 1998 and the results of its operations and cash flows for the three months ended March 31, 1998 and 1997. The results of operations for the three months ended March 31, 1998 and 1997 are not necessarily indicative of the results to be expected for the full year.

    10. Reclassifications

    Certain reclassifications have been made to the 1996 presentation to conform to the 1997 presentation.

    11. Recently Issued Accounting Standards

    In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131), which supersedes Statement of Financial Accounting Standards No.14. SFAS 131 uses a management approach to report financial and descriptive information about a Company's operating segments. Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for the Company's management. SFAS 131 is effective for fiscal years beginning after December 15, 1997. Management is currently assessing the impact of this Standard.


NOTE B - INVENTORIES

    Inventories consist of the following:

                          December 31,        March 31,
                              1997              1998
                          ------------      ------------
                                             (unaudited)

Raw materials             $    240,560      $    336,529
Work in progress               345,231           362,848
Finished goods                  58,060            61,101
                          ------------      ------------

                          $    643,851      $    760,478
                          ============      ============

                                Nutraceutix, Inc.

                          NOTES TO FINANCIAL STATEMENTS

                December 31, 1997 and March 31, 1998 (unaudited)


NOTE C - EQUIPMENT AND FURNITURE

    Equipment and furniture consist of the following:

                                           December 31,          March 31,
                                               1997                1998
                                           ------------        ------------
                                                                (unaudited)

    Furniture and fixtures                 $     84,950        $     90,691
    Machinery and equipment                     981,368             980,467
    Leasehold improvements                        6,134              13,711
    Capital leases                              558,770             750,033
                                           ------------        ------------
                                              1,631,222           1,834,902
    Less accumulated depreciation
       and amortization                       1,133,411           1,156,536
                                           ------------        ------------

                                           $    497,811        $    678,366
                                           ============        ============


NOTE D - OTHER ASSETS

    Other assets consist of the following:

                                           December 31,          March 31,
                                               1997                1998
                                           ------------        ------------
                                                                (unaudited)

    Technical and product rights           $  2,237,444        $  2,237,444
    Patents and trademarks                      260,089             263,631
    Start-up costs                              124,739             122,660
                                           ------------        ------------
                                              2,622,272           2,623,735

    Less accumulated amortization             1,576,079           1,613,277
                                           ------------        ------------

                                           $  1,046,193        $  1,010,458
                                           ============        ============


NOTE E - LINE OF CREDIT

    At December 31, 1997 and March 31, 1998, the Company has a line of credit secured by accounts receivable, inventory and equipment which expires September 1998. Under the terms of the line of credit, the Company can borrow up to $600,000 at 10.75%. At December 31, 1997, the Company complied with all covenants.

                                Nutraceutix, Inc.

                          NOTES TO FINANCIAL STATEMENTS

                December 31, 1997 and March 31, 1998 (unaudited)


NOTE F - LONG-TERM OBLIGATIONS

Long-term obligations consist of the following:

                                                                                        December 31,        March 31,
                                                                                            1997              1998
                                                                                        ------------      ------------
                                                                                                           (unaudited)
    Note payable to a third party; with monthly installments of $6,643,
       including interest at 12.3%; collateralized by equipment; due in 2000            $    160,142      $    146,971

    Notes payable to a related party; with monthly payments of $477, including interest at 10%; unsecured; due in 1999
                                                                                              11,360             8,221

    Notes payable to third parties; no stated interest rate; unsecured; due on
       demand                                                                                 20,000            20,000

    Notes payable to third parties; interest ranges from 8% to 13.8%;
       unsecured; due in 1998                                                                 23,386            11,690

    Other                                                                                         --             1,232
                                                                                        ------------      ------------
                                                                                             214,888           188,114
    Less current maturities                                                                  115,187           106,791
                                                                                        ------------      ------------

                                                                                        $     99,701      $     81,323
                                                                                        ============      ============

Aggregate maturities of long-term obligations are as follows:

        Year ending December 31,
        ------------------------

                  1998                           $  115,187
                  1999                               72,310
                  2000                               27,391
                                                 ----------

                                                 $  214,888
                                                 ==========


NOTE G - LEASE OBLIGATIONS

    1.  Capital Leases

    The Company conducts a substantial portion of its operations utilizing leased equipment. The following is a schedule by years of the present value of the minimum payments under capital leases:

                                Nutraceutix, Inc.

                          NOTES TO FINANCIAL STATEMENTS

                December 31, 1997 and March 31, 1998 (unaudited)


NOTE G - LEASE OBLIGATIONS - Continued

               Year ending                           December 31,        March 31,
               -----------                           ------------      ------------
                                                                        (unaudited)

                   1998                              $    177,050      $         --
                   1999                                    98,774           230,055
                   2000                                    61,353           161,717
                   2001                                    55,485           129,041
                   2002                                     9,701           109,429
                   2003                                        --            13,869
                                                     ------------      ------------

    Future minimum lease payments                         402,363           644,111
    Less amount representing interest                     102,852           199,409
                                                     ------------      ------------
    Present value of minimum lease payments          $    299,511      $    444,702
                                                     ============      ============

    Current maturities                               $    132,570      $    156,258
    Long-term maturities                                  166,941           288,444
                                                     ------------      ------------

                                                     $    299,511      $    444,702
                                                     ============      ============

    At December 31, 1997, the net capitalized leased property was approximately $404,000. At March 31, 1998, the amount was approximately $621,000.

    2.  Operating Leases

    The Company leases manufacturing and office facilities under operating agreements that expire through November 2004 at December 31, 1997 and March 31, 1998. Some of the operating leases provide that the Company pay taxes, maintenance, insurance and other occupancy expense applicable to leased premises. Aggregate minimum rental payments on operating leases are as follows:

        Year ending                        December 31,          March 31,
        -----------                        ------------        ------------
                                                                (unaudited)

          1998                             $    335,898        $         --
          1999                                  227,345             533,086
          2000                                  227,070             533,086
          2001                                  219,300             502,475
          2002                                   18,275             310,164
          2003                                       --             304,212
          Thereafter                                 --             507,020
                                           ------------        ------------

    Future minimum lease payments          $  1,027,888        $  2,690,043
                                           ============        ============

                                Nutraceutix, Inc.

                          NOTES TO FINANCIAL STATEMENTS

                December 31, 1997 and March 31, 1998 (unaudited)


NOTE G - LEASE OBLIGATIONS - Continued

    Rent expense was approximately $357,000 and $191,000 for the years ended December 31, 1997 and 1996, respectively. For the three months ended March 31, 1998 and 1997, rent expense was approximately $99,000 and $76,000, respectively.


NOTE H - INCOME TAXES

    At December 31, 1997, an operating loss carryforward of approximately $7,400,000 expiring through 2012 is available to offset future taxable income for financial and tax reporting purposes. Investment tax credits and research and experimentation tax credits of $37,000 and $126,000 respectively, expiring in 1998 through 2004 are also available. If ownership changes should occur, there may be certain limitations on the use of these carryforwards.

    Deferred tax assets and liabilities consist of the following at December 31:

                                                              1997
                                                          -----------
    Current
       Book expenses deductible for tax
          purposes in future periods                      $     7,701
       Less valuation allowance                                (7,701)
                                                          -----------

                                                          $        --
                                                          ===========
    Long-term
       Net operating loss carry-forwards                  $ 2,514,362
       Depreciation and amortization                         (263,896)
       Other                                                   13,648
       Other tax credits                                      162,509
       Less valuation allowance                            (2,426,623)
                                                          -----------

                                                          $        --
                                                          ===========

    The Company has established a valuation allowance of $2,426,623 as of December 31, 1997, due to the uncertainty of future utilization. The valuation allowance was increased by $28,029 during the year ended December 31, 1997.


NOTE I - TECHNICAL RIGHTS AND ROYALTY AGREEMENTS

    Under two technical and product rights, acquired in 1985 and 1988 from two limited partnerships which have now been dissolved, the Company has full and exclusive rights, title and interest to use and market products

                                Nutraceutix, Inc.

                          NOTES TO FINANCIAL STATEMENTS

                December 31, 1997 and March 31, 1998 (unaudited)


NOTE I - TECHNICAL RIGHTS AND ROYALTY AGREEMENTS - Continued

    developed from the forage (Forage) and feed additives (Feed) agreements. Under the terms of the Forage agreement, the Company is required to make annual royalty payments to the former partners of the Forage partnership on sales of Forage products. The Company can end royalty payments upon (1) an acquisition of the Company, (2) a public offering by the Company, or (3) total royalties of $3,300,000. The Company has paid or incurred approximately $98,000 of royalties through December 31, 1997. Under the Feed agreement, the Company is required to make royalty payments to the former partners of the Feed partnership on sales of Feed additives until December 31, 2010. During 1997 and 1996, combined royalty payments for Forage and Feed additives amounted to $48,799 and $13,805, respectively.

    In June 1997, the Company obtained exclusive rights to use D-glucarate salts for the nutritional support of the detoxification of toxins and carcinogens for the promotion of lung, breast and prostate health (Patented Materials), pursuant to three license agreements entered with BioChemix. Under the license agreements, the Company is required to use BioChemix as the exclusive supplier to the Company of the Patented Products which are derived from the Patented Materials. In June 1997, the Company also obtained exclusive rights to license three nutritional products (Licensed Products), pursuant to three development agreements entered with BioChemix. Under the development agreements, the Company is required to pay royalty payments on sales of the Licensed Products. The sublicense and development agreements do not expire as long as the Company continues to sell the Patented Materials.

    On September 5, 1997, the Company entered into a royalty and exclusive sublicense agreement with Weider Nutritional International, Inc. (Weider) to sublicense the Licensed Products, which are the subject of the agreement with BioChemix. Under the agreement, which expires November 2000, Weider has exclusive rights to sell the License Products through retail channels. In consideration, the Company is to receive advance and annual royalty payments on sales of Licensed Products based on a sliding royalty rate with set guarantees for each of the next three years until November 2000.


NOTE J - RETIREMENT PLAN

    The Company has a defined contribution 401(k) retirement plan (the Plan) which covers substantially all employees. The Company's contribution must come from retained earnings or current net income and cannot exceed 15% of the compensation paid to plan participants. As the Company has yet to accumulate retained earnings, no contribution was made by the Company during 1997 and 1996.

                                Nutraceutix, Inc.

                          NOTES TO FINANCIAL STATEMENTS

                December 31, 1997 and March 31, 1998 (unaudited)


NOTE J - RETIREMENT PLAN - Continued

    On January 1, 1998 the Company amended its Plan. Under the amended Plan, the Company will match 25%, up to 4%, of eligible employee contributions. Additionally, the Company is no longer required to have accumulated retained earnings.


NOTE K - CONTINGENCY

    In 1993, the Company entered into a ten-year, renewable marketing and distribution agreement with Bio Universal, Inc. for the purpose of marketing and distributing the Company's Cobactin and BioPower. In November 1995, the Company ended the relationship with Bio Universal and began to sell these products directly to third party customers. Bio Universal has filed suit against the Company for unspecified damages related to the termination of this agreement. Discovery has yet to be completed and, accordingly, the Company's counsel is unable to determine the outcome of the suit. The Company intends to vigorously defend itself against this suit, and, in the opinion of management, any defense, settlement, or judgment costs are, at this time, not expected to have a material financial impact on the Company.


NOTE L - STOCK OPTION PLAN

    Under the terms of the Company's 1995 Stock Option Plan, officers, directors, employees and others related to the Company may be granted incentive stock options or nonqualified stock options to purchase up to an authorized 3,000,000 shares of common stock. The options are generally granted at exercise prices equal to the market value of the Company's common stock on the date of the grant. The options generally vest over three years and expire ten years from date of grant.

    The Company has adopted only the disclosure provisions of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS
    123). It applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans for other than for restricted stock. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed by SFAS 123, the Company's net loss would increase to the pro forma amounts indicated below:

                                Nutraceutix, Inc.

                          NOTES TO FINANCIAL STATEMENTS

                December 31, 1997 and March 31, 1998 (unaudited)


NOTE L - STOCK OPTION PLAN - Continued

                                      1997              1996
                                   ----------        ----------
    Net loss
       As reported                 $   59,901        $   83,861
       Pro forma                   $   95,397        $  131,256
       Net loss per share          $    0.007        $    0.009

These pro forma amounts may not be representative of future disclosures because they do not take into effect pro forma compensation expense related to grants made before 1995. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the years ended December 31:

                                         1997             1996
                                     ------------     ------------

    Expected volatility                40.0%           190.0%
    Expected dividend yield              --               --
    Risk-free interest rate             6.0%             6.5%
    Expected life                       7.5 years        9.5 years


    The weighted-average fair value of options granted in 1997 and 1996 for which exercise price approximates the market price on the grant date was $0.23 and $0.78 and the weighted-average exercise price was $0.42 and $0.78. The weighted-average fair value of options granted in 1996 for which the exercise price exceeds market at grant date was $0.78 and the weighted-average exercise price was $0.80. There were no options granted in 1997 for which the exercise price exceeded market at grant date.

    A summary of the status of the Company's fixed stock option plan as of December 31, 1997 and 1996, and changes during the year ending on those dates is presented below:

                                                                         Stock Options               Weighted-Average
           Description                                                    Outstanding                  Exercise Price
           -----------                                                   -------------               ----------------

    Balance, January 1, 1996                                               1,459,100                      $0.88
    Granted                                                                   81,200                       0.79
    Exercised                                                                     -                           -
    Canceled                                                                 (12,300)                      0.36
                                                                           ---------
    Balance, December 31, 1996                                             1,528,000                       0.88
    Granted                                                                  230,500                       0.42
    Exercised                                                                 (5,000)                      0.25
    Canceled                                                                (378,300)                      1.54
                                                                           ---------

    Balance, December 31, 1997                                             1,375,200                      $0.62
                                                                           =========                       ====

                                Nutraceutix, Inc.

                          NOTES TO FINANCIAL STATEMENTS

                December 31, 1997 and March 31, 1998 (unaudited)


NOTE L - STOCK OPTION PLAN - Continued

    The following table summarizes information concerning currently outstanding and exercisable incentive stock options:


                               Options Outstanding


                                                                      Weighted-Average
                                                                          Remaining
           Range of                         Number                    Contractual Life                Weighted-Average
       Exercised Prices                   Outstanding                      (Years)                    Exercised Price
       ----------------                   -----------                 ----------------                ---------------

       $0.25 - $0.78                        671,300                         6.13                           $0.28
        0.80 -  2.00                        703,900                         5.61                            0.94


                               Options Exercisable

           Range of                                                                                   Weighted-Average
       Exercise Prices                               Number Exercisable                                Exercise Price
       ---------------                               ------------------                               ----------------

        $0.25 - $0.78                                      551,484                                         $0.27
         0.80 -  2.00                                      681,333                                          1.24

    Additionally, under a non-qualified stock option plan, options to purchase 322,000 shares were outstanding and exercisable at December 31, 1997 and 1996. There were no such options granted or canceled in 1997 and 1996.


NOTE M - MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK

    In 1997, the Company had sales to two customers totaling approximately $978,000. The two customers accounted for 12% and 11% of net sales. In 1996, sales to two customers totaled approximately $1,355,000, accounting for 25% and 11% of net sales.


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